DATED THIS 1ST DAY OF NOVEMBER 2010

BETWEEN

SGS (MALAYSIA) SDN. BHD.
(COMPANY NO. 10871-T)

AND

NORTH BORNEO GOLD SDN. BHD.
(COMPANY NO. 666174-A)

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SAMPLE PREPARATION AND ANALYTICAL SERVICES AGREEMENT
NO. NBG 2010-062

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SGS

10

SAMPLE PREPARATION AND ANALYTICAL SERVICES AGREEMENT

AGREEMENT NO: NBG 2010-062

THE PARTIES

North Borneo Gold Sdn Bhd.
Level 1, Lot 348
Section 50, Jalan Padungan Utara
93100 Kuching, Sarawak
Malaysia

SGS (Malaysia) Sdn. Bhd.
Unit 10-1, 10th Floor
Bangunan Malaysian Re
No.17 Lorong Dungun, Damansara Heights,
50490 Kuala Lumpur, Malaysia

This **"Agreement"** is entered on 1st day of November, 2010

Between **SGS (Malaysia) Sdn Bhd** (Company No. 10871-T), a corporation organized and existing under the laws of Malaysia and having its registered office at Unit 10-1, 10th Floor, Bangunan Malaysian Re, No.17 Lorong Dungun, Damansara Heights, 50490 Kuala Lumpur, Malaysia (**"SGS Malaysia"**) of the one part

And **North Borneo Gold Sdn Bhd** (Company No. 666174-A), a corporation organized and existing under the laws of Malaysia and having its registered office at Level 1, Lot 348, Section 50, Jalan Padungan Utara, 93100 Kuching, Sarawak, Malaysia (**"NBG"**) of the other part.

(Hereinafter collectively referred to as the **"Parties"** and individually referred to as the **"Party"**).

This Agreement supersedes all other communications, representations, negotiations, agreements, documents or understandings, either written or oral, among the Parties relating to the subject matter hereof. The provisions contained in any and all documents and agreements collateral hereto shall at all times be read subject to the provisions of this agreement and, in the event of conflict, the provisions of this agreement shall prevail.

RECITALS:-

A. NBG is the holders of certain Mining Leases, Mining Certificates, General Prospecting Licenses and Exploration Licenses in the Bau District, State of Sarawak (hereinafter collectively referred to as the said "Bau Mine") with rights to undertake all forms of mining activities at the Bau Mine specifically but not limited to gold mining.

B. WHEREAS, in reliance on SGS Malaysia's reputation, representations, recommendations and guarantee, NBG has requested SGS Malaysia to set-up and operate an independent laboratory at the Bau Mine and SGS Malaysia has agreed to set-up and operate an independent laboratory at the Bau Mine under SGS Malaysia's control and purview to undertake works relating to the preparation and analysis of gold samples and/or other samples not limited to gold samples from NBG operations at the Bau Mine upon the terms and conditions hereinafter provided.

SGS

NOW, THEREFORE the Parties agree as follows:

(A) SGS Malaysia will set-up and operate an independent laboratory at a location provided by NBG within the Bau Mine (hereinafter referred to as the "**On-Site Lab**") at its own cost. SGS Malaysia shall provide sample preparation and sample analysis for gold samples. The scope of works to be provided by SGS Malaysia are more fully described below in the Scope of Services (D) and the SGS General Conditions of Service attached hereto as Schedule 1 (altogether the "**Services**") which form an integral part of this Agreement.

(B) It is expressly agreed by the Parties that SGS Malaysia is not acting as an agent for NBG under the terms hereof nor do the Services provided by SGS Malaysia serve to take the place of NBG or any third party, nor release them from any of their obligations, nor otherwise assumes, abridges, abrogates or undertakes to discharge any duty of NBG to any third party or of any third party to NBG.

(C) The Services are initially to be carried out at the On-site Lab (containerized laboratory) and at other SGS Laboratories as required (upon NBG's request).

(D) The scope of services and rates as quoted by SGS Malaysia and agreed/accepted by NBG are as follows:-

DA. Scope of Services

DA.1 General

DA.1.1 Introduction

(a) SGS Malaysia is engaged to carry out the Services at the at the On-Site Lab once the On-Site Lab is fully equipped, operational and staffed to conduct the Services to be provided. SGS Malaysia undertakes that the On-Site Lab will be capable of carrying out and conducting all Services to be provided in an efficient manner and upon such professional standards which NBG would expect of SGS Malaysia based on SGS Malaysia's reputation and representations.

(b) NBG shall provide certain facilities to SGS Malaysia as further described below.

(c) The SGS Services include:

(i) Mobilise SGS Malaysia's personnel to perform the Services at the On-Site Lab once the On-Site Lab is fully equipped and operational;

(ii) Provide at SGS Malaysia's own cost and expense, sample preparation equipment, the On-Site Lab and a containerized fire assay laboratory capable of process a minimum of 1,500 samples per month, including equipment maintenance to ensure the quality and reliability of information required;

(iii) Prepare, analyse and report on NBG exploration samples;

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(iv) Prepare, package and ship samples to SGS Laboratory else where for analysis upon NBG's request, at NBG's cost;

(v) Ensure that all scheduled wastes generated by SGS Malaysia, which does not include the samples sent for analysis, are properly disposed of with the relevant appointed licensed schedule waste contractor at SGS Malaysia's own cost and expense;

(vi) Compliance with all statutory and regulatory requirements and to the standards required by NBG;

(vii) Using its best endeavours at all times to work with all other contractors as may be required by NBG; and

(viii) Undertaking all other activities reasonably necessary to fulfil the foregoing,

DA.1.2 Facilities to be provided by NBG: The following facilities will be provided by NBG or its suppliers to SGS Malaysia free of charge (NBG to pay directly to suppliers and to handle supplier relationships):

(a) NBG shall supply to SGS Malaysia free and safe access and use of the building at the On-Site Lab, furnish the interior partition, table and chairs, shelves, toilets, safety showers, air conditioning, water, telephone line, internet connection, electrical wiring and electricity;

(b) NBG will provide electrical power and domestic utilities to the On-Site Lab;

(c) NBG shall be responsible for sample preparation building maintenance;

(d) NBG shall provide constant and sufficient provision of all utilities such as water, sewage, waste disposal (limited to waste generated from analysis of NBG's samples), electricity, communication means (telephone and internet), at the On-Site Lab;

(e) NBG will properly collect, package, label and deliver NBG samples to SGS Malaysia at the On-Site Lab during the normal working hours of the On-Site Lab for preparation and analysis by SGS Malaysia; and

(f) For each sample, NBG will provide SGS Malaysia with a unique sample reference number, sample type description, service required (for example. sample preparation, analysis, forwarding, packaging, testing lab to be used, either the On-Site Lab or any other SGS Lab) and any occupational health and safety potential issues.

(g) NBG shall take back from the On-Site Lab all neutralised waste from the assay process and provide removal of solid waste as per an agreed schedule.

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DA.1.3. Subject to the provisions of this Agreement, SGS Malaysia will perform the Services competently, promptly and diligently and in accordance with applicable industry best standards and practices, and all reasonable NBG procedures as notified to SGS Malaysia from time to time.

DA.1.4 SGS Malaysia agrees to comply with all statutes, regulations and by-laws and shall be liable for and pay any fines which may be imposed on SGS Malaysia or on NBG for breaches of any statute, regulation or by-law by SGS Malaysia during performance of the Services, other than in circumstances where such liability arises due to an act or omission on the part of NBG. NBG shall make reasonable efforts to assist SGS in acquiring knowledge of and in ensuring compliance with any such local statutes, regulations and by-laws.

DA.2. Specific Requirements

DA.2.1 Mobilisation

DA,2.1.1SGS Malaysia is responsible for the provision at the On-Site Lab of all labor, laboratory equipments, sample preparation equipment and laboratory consumables to enable the Services to be carried out fully at the On-Site Lab, excluding those services and facilities listed in clause DA 1.2 that are to be provided by NBG.

DA2.1.2All the equipment, containerized laboratories and consumables provided by SGS Malaysia remain SGS Malaysia's property. The On-site Lab shall be so provisioned to be able to process a minimum of 50 samples per day during normal working hours (Monday to Friday, 8:00am to 5:00pm).

DA.2.2 Sample management

DA.2.2.1SGS Malaysia will develop and implement, for NBG, a sample dispatch advice system that will be used for every batch of samples, both electronically and if required a hard copy. This system will include details such as the number of samples, list of sample identifiers, sample type, analysis required and any occupational health and safety criteria.

DA2.2.2For each sample dispatch NBG shall advise SGS Malaysia of the sample unique reference number, which will be referred to when SGS Malaysia reports analytical results from the sample.

DA2.2.3For samples analyzed at locations other than the On-Site Lab, SGS Malaysia will prepare and package the samples for transport to the requested off-site laboratory. SGS Malaysia will facilitate transport to the off-site laboratory, with the cost of such transportation to be borne by NBG.

DA.2.3 Sample Definition and Quantities to be processed

DA.2.3.1 Basis of Service for sample service requests:

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(a) NBG shall label and reference each sample accordingly;

(b) SGS Malaysia shall provide sample preparation in each such case;

(c) The On-Site Lab will be equipped and fully staffed with employees who are properly trained to handle the processing as above described and for a minimum of 1,500 samples per month; and

(d) Duplicates requested by NBG shall be counted as two (2) samples. Quality control samples are excluded from the above calculation of sample numbers.

DA.2.3.2 For additional samples requests, when sufficiently advised in advance and to the extent of its capacities, SGS Malaysia will provide equipment and staff accommodating the processing of more than the 1,500 samples per month for times of increased sample submission ("**Additional Sample**"). For each Additional Sample processed, an additional fee per sample will be charged to NBG in accordance with clause DB.4 & DB.5.

DA.2.4 Reporting

DA.2.4.1 SGS Malaysia will report sample analytical results to NBG's in a format suitable for electronic transfer and compatible with the needs of NBG.

DA.2.4.2 SGS Malaysia is committed to providing timely reporting of analytical results and fully understands the importance of reporting quality results with minimal delay.

DA.2.5. Quality control and quality assurance

DA.2.5.1SGS Malaysia will conduct routine quality control and quality assurance procedures on each batch of samples submitted for analysis by NBG. These shall include as a minimum:

(a) Every batch of samples analysed will include :

(i) Analytical reports; and

(ii) Certified reference material standards.

(b) The certified reference materials will be selected to suit the analytical suite being used, the expected range of elemental concentrations and the expected matrix of the samples; and

(c) SGS Malaysia may participate in regular inter-laboratory "round-robin" analytical comparisons.

(d) QAQC procedures shall comply with industry best practice and satisfy the requirements of international reporting codes for the jurisdictions in which NBG operate and as a minimum comply with the JORC code of the Australian IMM and the Canadian National Instrument 43-101.

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DB. Rates and Costs

DB.1 In consideration of the mobilization of the laboratory equipment and consumables to be provided by SGS Malaysia as per clause DA 2.1., NBG will provide a first demand bank guarantee for the sum of **MYR99,678.00** to SGS Malaysia, as deposit within thirty (30) calendar days of NBG signing this Agreement (the "**Mobilization Deposit**"). This Mobilization Deposit shall only be refunded to NBG upon the expiry and/or earlier termination of this Agreement provided all amounts due to SGS Malaysia hereunder have been fully paid as per the Agreement.

DB.2 Effective 1/11/2010, SGS will start operate sample preparation, recruit the existing 2 NBG prep staff and dispatch the pulps to SGS Australia for Au until the end of the month in which the on-site lab is fully operational ("Delivery"). Until Delivery, the monthly rate of MYR99,678.0 for preparation and analysis of Au up to 1500 samples per month will be prorated to the number of samples actually prepared and analysed by SGS (if less than 1500).

DB.3. Subject to SGS Malaysia processing all samples provided to it by NBG of up to 1,500 samples per month in accordance with clause DA.2.3.1, the monthly fixed fee for preparation and Gold (AU) analysis of up to 1,500 samples per calendar month as (including duplicates requested by NBG counting as two (2) samples) (the "**Fixed Monthly Fee**") shall be **MYR 99,678.0** per calendar month, provided that SGS and NBG shall maintain and ongoing sample over/under account whereby in any consecutive three month period, any monthly shortfall or surplus in the number of samples submitted can be applied and offset during that period.

The Fixed Monthly Fee includes the costs of providing the Services but also maintaining proper payroll and accounting records, workers' compensation insurance, central and local unemployment insurance, social security, and other applicable payroll taxes, and also the labor rate, profit, and all overhead and administrative costs to be incurred by SGS Malaysia.

DB.4. Subject to the offset provision as described under Clause DB.3, charges for the preparation and analysis for Gold (AU) per each Additional Sample as described under clause DA.2.3.2 shall be **MYR45.00** per rock sample, or MYR35.00 per pulp.

DB.5 Charges for the analysis for Gold (AU) per each Additional OPMI's Sample from else where as described under clause DA.2.3.2 (a) shall be **MYR35.00** per pulp.

D.B.6 Analysis for any additional elements (for example Ag, Al, As, Ba, Bi, Ca, Cd, Co, Cr, Cu, Fe, Hg, K, Mg, Mn, Mo, Na, Ni, Pb, Sb, Ti, V and Zn) in a sample required by NBG, will be charged **MYR35.00** per sample.

DB.7 NBG shall pay all additional fees or charges to SGS Malaysia if NBG gives SGS more than 1,500 samples to process (subject to the offset provision as described under Clause DB.3), and/or additional scope of service in addition to the scopes quoted above in this Agreement or if expenses are incurred to facilitate the additional services.

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DB.8 The above fees (DB.3-DB.6) shall be reviewed every year at the anniversary date of the Effective Date (as defined below) and any increase will be agreed to by both parties but will not be higher than the most current Malaysian Consumer Price Index in regards to this agreement of the prevailing Fixed Monthly Fee, unless approved by NBG.

DB.9 For the avoidance of doubt, both parties hereby expressly agree and acknowledge that as at the Expiration Date, all On-Site Lab equipment as provided in Schedule 2 shall belong to NBG provided all SGS invoices up to the Expiration Date have been paid.

(E) Payment

E.1 NBG will pay the Mobilization Deposit as per clause DB.1.

E.2. NBG will pay to SGS Malaysia the fees and charges stipulated in (DB.2 to DB.6) above, together with all expenses incurred by SGS Malaysia in the performance of the Services within thirty (30) days from the date of receipt of any SGS correctly submitted invoice (the "**Due Date**") failing which interest will become due at a rate of 1.5% per month from the Due Date up to and including the date payment is actually received.

E.3 SGS Malaysia has the right to modify such fees and charges subject to prior written agreement with NBG should either (a) the scope of services be changed or (b) additional variable costs are incurred by SGS by third parties due to any additional scope of services requested by NBG.

E.4 The Fixed Monthly Fee and all rates and costs agreed above under DB.1 to DB.7., are the gross amounts payable by NBG for the Services and any additional fees and charges payable by NBG shall always all be deemed t to be inclusive of taxes. NBG agrees that it will be responsible for remitting to the Malaysian tax authority on behalf of SGS Malaysia and shall deduct from any fees payable hereunder any withholding tax required under Malaysian Law..

(F) General Obligations of NBG

F.1 NBG shall pay promptly all SGS invoices as agreed under this Agreement.

F.2 To the extent required for the performance of the Services, NBG shall ensure that all necessary information, instructions and documents are provided in a timely manner to SGS Malaysia.

F.3. NBG shall make known to SGS Malaysia any hazards or dangers, actual potential, of which NBG is aware, or should be aware, and which are or may be associated with the provision of the Services, including, for example, the presence or risk of radiation, toxic, noxious or explosive elements or materials and environmental pollution or poisons.

(G) General Obligations of SGS Malaysia

G.1 SGS Malaysia shall, subject to being provided all required access to the On-Site Lab, perform the Services set out in (D). Additional instructions received from NBG to the contrary or which modify the scope of the Services shall only become binding on SGS Malaysia if:

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(a) Received by SGS Malaysia not later than two (2) working days in advance; and

(b) Accepted in writing by SGS Malaysia duly authorized representative together with additional rates/charges.

G.2 SGS Malaysia shall, in the event it is unable to perform the Services for any reason, including by virtue of lack of access to the On-Site Lab, immediately inform NBG of such fact and request further instructions. Upon such an event, the Fixed Monthly Fee shall be temporarily suspended until such time as SGS Malaysia resumes performance of the Services and the Fixed Monthly Fee shall be pro-rated accordingly.

G.3 SGS Malaysia shall make known to NBG any hazards or dangers, actual potential, of which SGS Malaysia is aware, or should be aware, and which are or may be associated with the provision of the Services, including, for example, the presence or risk of radiation, toxic, noxious or explosive elements or materials and environmental pollution or poisons.

G.4 SGS Malaysia shall ensure that its employees who are based at the On-Site Lab are medically fit to perform the Services and are properly tested in accordance with the relevant regulatory requirements.

G.5 SGS Malaysia shall register the names of all personnel working in the On-Site Lab and will immediately give NBG written notification of any and all changes.

G.6 SGS Malaysia shall appoint an onsite supervisor to be in charge of the work and such person shall be authorized to receive instructions on behalf of BNG and to represent SGS Malaysia for all purposes of this agreement.

G.7 SGS Malaysia's shall ensure its employees at all times obey and carry out their duties and responsibilities while performing the Services in an effective, efficient and professional manner. SGS Malaysia's shall ensure that its employees do not consume or be under the influence of any drugs or alcohol while performing the Services.

G.8 SGS Malaysia will ensure that its health, safety and environmental policy and procedures covering the services comply with all applicable legislation and that all of its employees or contractors engaged in the performance of the services comply with and are adequately trained in and familiar with the polices and procedures and the safe use of all equipment and protective clothing.

G.9 SGS Malaysia shall ensure its employees take due care on all access roads, public or private, especially with respect to recreational trampers using the same roads. Any employee of SGS Malaysia driving with excessive speed will be liable to dismissal from the On-Site Lab at NBG's sole discretion.

G.10 SGS Malaysia shall comply with all relevant laws controlling the discharge of liquids, gases or particulate matter into the environment. Any such discharge or spillage shall be removed forthwith and any damage made good at SGS Malaysia's expense.

G.11 SGS Malaysia shall provide all of its employees and contractors engaged in the performance of the services, all safety clothing and equipment, safety rules and regulations of NBG or any authority with the power to make such wearing legally obligatory.

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G.12 SGS Malaysia represents and warrants to NBG that its employees are qualified by training and experience with proven re-liability to perform the services and SGS Malaysia acknowledges that NBG enters into this agreement in reliance to this representation and warranty. The warranty given in this clause shall survive completion of this agreement

(H) Limitations of liability

H.1. Each report prepared by SGS Malaysia resulting from the performance of the Services reflects SGS Malaysia's findings at that time and place of intervention and refers to the samples submitted only.

H.2 Each report will reflect the facts as recorded by SGS Malaysia within the limits of the instructions received and methods used. SGS Malaysia is under no obligation to refer to, or report upon, any facts or circumstances which are outside the scope of the specific instructions received from NBG. Should any third party information be supplied with respect to samples provided by NBG, SGS Malaysia may, at its discretion, attach such third party information to the report or refer thereto but NBG acknowledges and agrees that SGS Malaysia shall not be liable for the veracity or lack thereof of such third party information.

H.3 SGS Malaysia liability in respect of any claim for loss, damage or expenses of any nature and howsoever arising shall in no circumstances exceed a total aggregate sum equal to 10 times the amount of the fee paid for the specific service which gives rise to such claim or US$20,000 (or its equivalent in local currency), whichever is the lesser.

H.4 In the event of any claim, NBG must give written notice to SGS Malaysia within 180 days of discovery of the facts alleged to justify such claim and, in any case, unless due to SGS negligence or malpractice, SGS Malaysia shall be discharged from all liability for all claims for loss, damage or expense unless suit is brought within one year from:

(a) The date of performance by SGS Malaysia of the service which gives rise to the claim.

(b) the date when the service should have been completed in the event of any alleged non-performance.

H.5. SGS is not liable for any indirect losses or consequential damages, such as (but not limited to) loss of profit, loss due to any drop in market value loss of business, loss of opportunity, loss of goodwill.

(I) Indemnification

I.1. In consideration for SGS Malaysia agreeing to act in accordance with the instructions of a responsible officer of NBG, NBG undertakes to indemnify SGS Malaysia and to keep it fully indemnified against all losses, damages, costs and expenses incurred or sustained by SGS Malaysia of whatsoever nature and howsoever arising out of or in connection with such instructions of NBG, except for damages related to the injury or death of a SGS Malaysia employee due to the performance of the Services that is not caused by or

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related to gross negligence or willful misconduct by NBG employees. Further, SGS Malaysia shall not be liable to any third party for any action taken or omitted by it under or in connection with the provision of services as per the instructions of NBG.

I.2. Subject to the limitations in clause H above, SGS Malaysia shall indemnify and keep indemnified NBG, its servants and agents from and against all losses, damages, costs, actions, proceedings, claims and demands incurred by NBG, arising out of or as a consequence of, any breach by SGS Malaysia of any term of this Agreement or the negligent or wrongful act or default of SGS Malaysia.

(J) Duration

J.1 Notwithstanding the last date of signature of this Agreement, this Agreement shall be deemed to have become effective on 1st November, 2010 ("**Effective Date**") and be valid until 31st October, 2015 (the "**Expiration Date**").

J.2. SGS Malaysia shall commence performance of the Services on the Effective Date and, subject to the terms of the Agreement, will continue to perform the services until the Expiration Date.

J.3 NBG shall inform SGS Malaysia whether NBG wishes to extend this Agreement by not later that [31st March, 2014 and the parties shall commence negotiations in this respect. Failing such notification, the Agreement shall automatically lapse on the Expiration Date.

(K) Termination and Consequences of Termination

K.1. The Agreement may be terminated at any time by mutual agreement, by SGS or by NBG giving at least three (3) months prior written notice to SGS Malaysia. Upon such termination, NBG shall only be required to pay to SGS Malaysia such Fixed Monthly Fee for Services carried up to and including the date of termination.

K.2 If SGS Malaysia commits a breach of this Agreement, NBG shall notify SGS Malaysia of such alleged breach and if after thirty (30) days of such notice, SGS Malaysia fails to rectify the alleged breach, NBG shall be entitled to forthwith terminate the Agreement and upon such termination, NBG will only be required to pay to SGS Malaysia such Fixed Monthly Fee for Services carried up to and including the date of termination.

K.3 If NBG commits a substantial breach of Agreement, SGS Malaysia shall notify NBG of such alleged breach and if after thirty (30) days of such notice, NBG fails to rectify the alleged breach, SGS Malaysia may terminate this Agreement by giving NBG thirty (30) days notice in writing of termination.

K.4 In the event that the On-Site Lab is permanently shutdown for any reason and/or the present Agreement is terminated according to Clause K above before the Expiration Date or if the Agreement is not renewed and/or does not last for a minimum of five (5) years from its Effective Date, SGS shall elect to either buy back the lab at a price to be agreed, or present NBG with an invoice for the remaining aggregate value of the On-Site Lab equipment and consumable provided by SGS (Net book value on basis of a five (5) year straight line depreciation). NBG shall pay SGS this invoice within thirty (30) days after receipt of the invoice.

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K.5 Upon termination of this Agreement all rights and obligations of the Parties hereunder shall cease save for the obligation of NBG to make payment of the fees and charges due and outstanding for any Services performed up to and including the date of termination.

K.6 The exercise by NBG of its right of termination under this Clause will be without prejudice to any right to damage or other remedy which NBG may have in respect thereof, whether made under this Agreement or otherwise. NBG foregoing right of termination shall not be affected by any previous waiver of its rights.

(L) General Conditions of Service

L.1 All SGS Malaysia services are rendered in accordance with the current SGS Group General Conditions of Service accessible at http://www.sgs.com/terms_and_conditions.htm and copy of which is attached as Schedule 1. Attention is drawn to the limitations of liability and to the clauses on indemnification and jurisdiction. By signing this document, NBG confirms that it accepts the applicable the SGS Group General Conditions of Service

L.2 For avoidance of doubt, the General Conditions of Services as provided under Schedule 1, shall be subordinate to and read subject to the terms and conditions of this Agreement and in the event of inconsistency, the terms and conditions of this Agreement shall prevail.

(M) Notices

M.1 Any notice hereunder to be given by a Party to the other Party shall be deemed to be delivered upon the first Malaysian business day (defined as a calendar day on which banks in Malaysia are open) after the notice is delivered by hand, certified/registered mail, courier, facsimile, or email to:

Owner:

North Borneo Gold Sdn Bhd.
c/- Olympus Pacific Minerals Inc
Level 11, 57 Fort Street,
Auckland
New Zealand
Fax: +64 9 379 8788
Attention: Rod Murfitt

Service provider:

SGS Malaysia Sdn. Bhd.
Wisma SGS, Lot 603, Leboh Raja Lumu,
Kawasan Perindustrian PKNS Pandamaran,
42000 Port Klang, Selangor, Malaysia.
Tel: +0603 3165 2320
Fax: +0603 3166 8531
Attention: Pui Wui Shin/Zulkurnain Yusop

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(N) Force Majeure

N.1 Force Majeure is defined as any cause beyond the control and without the fault or negligence of the party invoking this Clause, which causes may include but not be limited to:

(a) Acts of God or civil disorder or unrest;

(b) Policies, restrictions or regulations, imposed termination of licenses by Government authorities which prevented the parties to perform any of its respective obligations under this Agreement;

(c) Order or acts of the competent court or governmental or other statutory Authorities which restrict, suspends, stops, prohibits or in any way affects the Services;

(d) Wars (whether declared or undeclared), riots, fires, explosions, terrorist attacks, floods, epidemics, quarantine, restrictions, strikes, lock-outs, fuel/freight embargoes; and

(e) Event or circumstance not within the control of the party claiming suspension under the preceding sub-paragraph which by the exercise of due diligence, such party is unable to prevent or overcome.

N.2 Neither party shall be liable to the other Party for any delay, interruption nor failure in the performance of obligations hereunder if such delay interruption or failure is caused by an event constituting Force Majeure and the party affected thereby shall have declared to the other the existence of such event or events affecting it and have reasonably mitigated the consequences thereof to the extent possible.

N.3 To the extent that the first Party is or has been delayed or prevented by 'force majeure' from complying with its obligations under this Agreement, the other Party may suspend the performance of its obligations until the contingency is removed. Forthwith upon the reason ceasing to exist the Party relying upon it shall give written advice to the other of this fact, and performance of the Services in accordance with this Agreement shall resume with immediate effect or as soon as reasonably expectable.

N.4 If the contingency cannot be permanently removed, or if a contingency results in a delay extending beyond 20 cumulative days since inception of the present Agreement, this Agreement (upon notice by either Party) shall be terminated and the Parties shall be relieved of their further contractual obligations, except for the rights and obligations accrued prior to the termination of this Agreement.

(O) Governing law

All disputes arising out or in connection with this Agreement shall be governed by the substantive laws of Malaysia exclusive of any rules with respect to conflicts of laws.

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(P) Liens and Title

P.1 Each Party shall make timely payments to its suppliers, contractors and subcontractors as provided for in contractual documentation between the obligated Party and such suppliers, contractors and subcontractors or at such earlier time as may be necessary to avoid having any claim, lien or other encumbrance placed on any of the Party's property or facilities.

P.2 Each Party agrees to indemnify, defend, and hold harmless the other against and from all costs and expenses (including reasonable attorneys' fees) related to claims, liens or other encumbrances placed on any of the other Party's property or facilities as a result of the obligated Party's breach of its obligations under this Agreement.

P.3 Unless otherwise established, all items of equipment and consumables located in the premises occupied by SGS Malaysia for the provision of the Services (including, but not limited to, the On-site Lab) shall be deemed SGS Malaysia's property.

(Q) Time

Time whenever mentioned in this Agreement shall be of the essence.

(R) Confidentiality

R.1. SGS Malaysia must not (except in the proper provision of the Services) either during the continuance of this Agreement or at any time after its termination, divulge to any person whatsoever (except its advisors and any legal authority), and agree to use its best endeavors to prevent the publication or disclosure of any confidential information concerning the mineral properties of the Bau Mine, business, finances, dealings, transactions or affairs of NBG or any other information disclosed to SGS Malaysia during the course of this Agreement or in any other way whatsoever.

R.2. As soon as NBG has paid all SGS invoices, SGS Malaysia agrees that upon the termination of this Agreement immediately upon NBG's written request to deliver up to NBG all samples, test results, reports, correspondence and other documents, papers and property in its possession which may have been prepared by it and/or any nominated person or have come into its or any nominated person's possession in the course of the provision of the Services contemplated by this Agreement and SGS Malaysia agree not to retain any copies of such items, except for one copy of the file that shall be kept by NBG's management to comply with statutory requirements and/or, if needed, to ensure the legal enforcement of SGS rights and/or fulfillment of SGS obligations. .

(S) Dispute Resolution

S.1 If any controversy, claim or dispute arises out of or in relation to this Agreement (including any question regarding the existence, validity or termination of this Agreement) or with respect to any breach thereof (altogether "the Dispute"), the parties hereto shall seek to solve the matter amicably through discussions between the parties. Only if the parties hereto fail to resolve such Dispute within sixty (60) days since the first discussion by

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amicable arrangement and compromise, the Dispute shall be finally settled under the Rules of Arbitration of the International Chamber of Commerce (ICC) by one or more arbitrators appointed in accordance with the said rules.

(a) The arbitration shall take place in Singapore and be conducted in the English language.

(b) All arbitrators shall be conversant with and have a thorough command of the English language and be familiar with the mining and metallurgy industry;

(c) The parties shall be finally bound by the award rendered by the arbitrators that shall be recognizable and enforceable by any court of competent jurisdiction. Any potential right to appeal the award on the merits is explicitly waived; and

(d) Each party shall bear the costs of the counsel and arbitrator appointed by it and the parties shall share the costs of the third arbitrator and the other costs of the arbitration.

(e) In the event that either party shall be in breach of any provision contained in this agreement, the other party may in its absolute discretion waive such breach either subject to any terms and conditions or without imposing any terms and conditions, such waiver and such terms and conditions, if any, to be effected by notice in writing from such party to the party in default, and in such event, subject to compliance with the relevant terms and conditions, if any, the party in default will thereupon be relieved of all liabilities and sanctions otherwise arising from such breach, but without prejudice however to the rights of the other party to take action at any time in respect of any further or other breach of any provision contained in this agreement which is not so waived

T. Variation

The terms and conditions of this agreement may be varied by mutual agreement.

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IN WITNESS WHEREOF, the Parties have executed this Agreement in duplicate, each of which shall be deemed an original.

North Borneo Gold Sdn Bhd

Signature : R Murfitt

Name : R. MURFITT

Title : GROUP EXPLORATION MANAGER.

In presence of::

North Borneo Gold Sdn Bhd

Signature : G Fulton

Name : G. FULTON

Title : OPERATIONS MANAGER – MALAYSIA

SGS (Malaysia) Sdn. Bhd.

Signature :

Name : Cresenciano G Maramot

Title : Managing Director

In presence of:

SGS (Malaysia) Sdn. Bhd.

Signature :

Name : Pui Wui Shin

Title : Business Development Manager

SGS

SCHEDULE 1

SGS

GENERAL CONDITIONS OF SERVICE

1. General

(a) Unless otherwise agreed in writing or except where they are at variance with (i) the regulations governing services performed on behalf of governments, government bodies or any other public entity or (ii) the mandatory provisions of local law, all offers or services and all resulting contractual relationship(s) between any of the affiliated companies of SGS SA or any of their agents (each a "Company") and Client (the "Contractual Relationship(s)") shall be governed by these general conditions of service (hereinafter the "General Conditions").

(b) The Company may perform services for persons or entities (private, public or governmental) issuing instructions (hereinafter, the "Client").

(c) Unless the Company receives prior written instructions to the contrary from Client, no other party is entitled to give instructions, particularly on the scope of the services or the delivery of reports or certificates resulting therefrom (the "Reports of Findings"). Client hereby irrevocably authorises the Company to deliver Reports of Findings to a third party where so instructed by Client or, at its discretion, where it implicitly follows from circumstances, trade custom, usage or practice.

2. Provision of Services

(a) The Company will provide services using reasonable care and skill and in accordance with Client's specific instructions as confirmed by the Company or, in the absence of such instructions:

(1) the terms of any standard order form or standard specification sheet of the Company; and/or

(2) any relevant trade custom, usage or practice; and/or

(3) such methods as the Company shall consider appropriate on technical, operational and/or financial grounds.

(b) Information stated in Reports of Findings is derived from the results of inspection or testing procedures carried out in accordance with the instructions of Client, and/or our assessment of such results on the basis of any technical standards, trade custom or practice, or other circumstances which should in our professional opinion be taken into account.

(c) Reports of Findings issued further to the testing of samples contain the Company's opinion on those samples only and do not express any opinion upon the lot from which the samples were drawn.

(d) Should Client request that the Company witness any third party intervention, Client agrees that the Company's sole responsibility is to be present at the time of the third party's intervention and to forward the results, or confirm the occurrence, of the intervention. Client agrees that the Company is not responsible for the condition or calibration of apparatus, instruments and measuring devices used, the analysis methods applied, the qualifications, actions or omissions of third party personnel or the analysis results.

(e) Reports of Findings issued by the Company will reflect the facts as recorded by it at the time of its intervention only and within the limits of the instructions received or, in the absence of such instructions, within the limits of the alternative parameters applied as provided for in clause 2(a). The Company is under no obligation to refer to, or report upon, any facts or circumstances which are outside the specific instructions received or alternative parameters applied.

(f) The Company may delegate the performance of all or part of the services to an agent or subcontractor and Client authorises Company to disclose all information necessary for such performance to the agent or subcontractor.

(g) Should Company receive documents reflecting engagements contracted between Client and third parties or third party documents, such as copies of sale contracts, letters of credit, bills of lading, etc., they are considered to be for information only, and do not extend or restrict the scope of the services or the obligations accepted by the Company.

(h) Client acknowledges that the Company, by providing the services, neither takes the place of Client or any third party, nor releases them from any of their obligations, nor otherwise assumes, abridges, abrogates or undertakes to discharge any duty of Client to any third party or that of any third party to Client.

(i) All samples shall be retained for a maximum of 3 months or such other shorter time period as the nature of the sample permits and then returned to Client or otherwise disposed of at the Company's discretion after which time Company shall cease to have any responsibility for such samples. Storage of samples for more than 3 months shall incur a storage charge payable by Client. Client will be billed a handling and freight fee if samples are returned. Special disposal charges will be billed to Client if incurred.

3. Obligations of Client

The Client will:

(a) ensure that sufficient information, instructions and documents are given in due time (and, in any event not later than 48 hours prior to the desired intervention) to enable the required services to be performed;

(b) procure all necessary access for the Company's representatives to the premises where the services are to be performed and take all necessary steps to eliminate or remedy any obstacles to, or interruptions in, the performance of the services;

(c) Supply, if required, any special equipment and personnel necessary for the performance of the services;

(d) ensure that all necessary measures are taken for safety and security of working conditions, sites and installations during the performance of services and will not rely, in this respect, on the Company's advice whether required or not;

(e) inform Company in advance of any known hazards or dangers, actual or potential, associated with any order or samples or testing including, for example, presence or risk of radiation, toxic or noxious or explosive elements or materials, environmental pollution or poisons;

(f) Fully exercise all its rights and discharge all its liabilities under any relevant sales or other contract with a third party and at law.

4. Fees and Payment

(a) Fees not established between the Company and Client at the time the order is placed or a contract is negotiated shall

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be at the Company's standard rates (which are subject to change) and all applicable taxes shall be payable by Client.

(b) Unless a shorter period is established in the invoice, Client will promptly pay not later than 30 days from the relevant invoice date or within such other period as may be established by the Company in the invoice (the "Due Date") all fees due to the Company failing which interest will become due at a rate of 1.5% per month (or such other rate as may be established in the invoice) from the Due Date up to and including the date payment is actually received.

(c) Client shall not be entitled to retain or defer payment of any sums due to the Company on account of any dispute, counter claim or set off which it may allege against the Company.

(d) Company may elect to bring action for the collection of unpaid fees in any court having competent jurisdiction.

(e) Client shall pay all of the Company's collection costs, including attorney's fees and related costs.

(f) In the event any unforeseen problems or expenses arise in the course of carrying out the services the Company shall endeavour to inform Client and shall be entitled to charge additional fees to cover extra time and cost necessarily incurred to complete the services.

(g) If the Company is unable to perform all or part of the services for any cause whatsoever outside the Company's control including failure by Client to comply with any of its obligations provided for in clause 3 above the Company shall nevertheless be entitled to payment of:

(1) the amount of all non-refundable expenses incurred by the Company; and

(2) a proportion of the agreed fee equal to the proportion of the services actually carried out.

5. Suspension or Termination of Services

The Company shall be entitled to immediately and without liability either suspend or terminate provision of the services in the event of:

(a) failure by the Client to comply with any of its obligations hereunder and such failure is not remedied within 10 days that notice of such failure has been notified to Client; or

(b) any suspension of payment, arrangement with creditors, bankruptcy, insolvency, receivership or cessation of business by Client.

6. Liability and Indemnification

(a) Limitation of Liability:

(1) The Company is neither an insurer nor a guarantor and disclaims all liability in such capacity. Clients seeking a guarantee against loss or damage should obtain appropriate insurance.

(2) Reports of Findings are issued on the basis of information, documents and/or samples provided by, or on behalf of, Client and solely for the benefit of Client who is responsible for acting as it sees fit on the basis of such Reports of Findings. Neither the Company nor any of its officers, employees, agents or subcontractors shall be liable to Client nor any third party for any actions taken or not taken on the basis of such Reports of Findings nor for any incorrect results arising from unclear, erroneous, incomplete, misleading or false information provided to the Company.

(3) The Company shall not be liable for any delayed, partial or total non-performance of the services arising directly or indirectly from any event outside the Company's control including failure by Client to comply with any of its obligations hereunder.

(4) The liability of the Company in respect of any claim for loss, damage or expense of any nature and howsoever arising shall in no circumstances exceed a total aggregate sum equal to 10 times the amount of the fee paid in respect of the specific service which gives rise to such claim or US$20,000 (or its equivalent in local currency), whichever is the lesser.

(5) The Company shall have no liability for any indirect or consequential loss including without limitation loss of profits, loss of business, loss of opportunity, loss of goodwill and cost of product recall. It shall further have no liability for any loss, damage or expenses arising from the claims of any third party (including, without limitation, product liability claims) that may be incurred by the Client.

(6) In the event of any claim, Client must give written notice to the Company within 30 days of discovery of the facts alleged to justify such claim and, in any case, the Company shall be discharged from all liability for all claims for loss, damage or expense unless suit is brought within one year from:

(i) the date of performance by the Company of the service which gives rise to the claim; or

(ii) the date when the service should have been completed in the event of any alleged non-performance.

(b) Indemnification: Client shall guarantee, hold harmless and indemnify the Company and its officers, employees, agents or subcontractors against all claims (actual or threatened) by any third party for loss, damage or expense of whatsoever nature including all legal expenses and related costs and howsoever arising relating to the performance, purported performance or non-performance, of any services.

7. Miscellaneous

(a) If any one or more provisions of these General Conditions are found to be illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

(b) During the course of providing the services and for a period of one year thereafter Client shall not directly or indirectly entice, encourage or make any offer to Company's employees to leave their employment with the Company.

(c) Use of the Company's corporate name or registered marks for advertising purposes is not permitted without the Company's prior written authorisation.

8. Governing Law, Jurisdiction and Dispute Resolution

Unless specifically agreed otherwise, all disputes arising out or in connection with Contractual Relationship(s) hereunder shall be governed by the substantive laws of Switzerland exclusive of any rules with respect to conflicts of laws and be finally settled under the Rules of Arbitration of the International Chamber of Commerce by one or more arbitrators appointed in accordance with the said rules. The arbitration shall take place in Paris (France) and be conducted in the English language.

Last version modified on August 2007- Published on line on October 9th 2007

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SCHEDULE 2

<u>List of On-Site Laboratory Equipment</u>

1. 1 unit of Perkin Elmer AAnalyst 400 (AAS)
2. 2 units of LM2-Pulveriser 415v/50Hz together with B2000 Bowl, Disc & Lid
3. 1 unit of air compressor
4. 2 units of Dust Collector
5. 1 unit of Fusion Furnace
6. 1 unit of Cupellation Furnace
7. 1 unit of extraction
8. 1 complete Fire Assay Set
9. 1 Fume Cupboard with scrubber
10. 1 unit Boyd Crusher

Pending provision of a detailed cost sheet, the nominal initial net asset value of the above equipment shall be deemed to be USD250,000.0

After provision of the cost sheet, the initial net asset value shall be as stated on the cost sheet.

RM.